Filed by AK Steel Holding Corporation pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-

12 under the Securities Exchange Act of 1934, as amended.

Subject Company: AK Steel Holding Corporation

Commission File No.: 001-13696

Commencing on March 5, 2020, AK Steel Holding Corporation sent the following communication to certain of its stockholders and may in the future distribute the same or a substantially similar communication.

March 4, 2020

URGENT – VOTE YOUR SHARES NOW!

Dear Fellow AK Steel Stockholder,

You recently received proxy materials relating to proposals to be voted on at a Special Meeting of Stockholders of AK Steel Holding Corporation (the “Company” or “AK Steel”), which will be held on Tuesday, March 10, 2020 at 11:00 a.m., Eastern Time, at our corporate headquarters at 9227 Centre Pointe Drive, West Chester, Ohio 45069. This Special Meeting has been called to vote on certain matters related to AK Steel’s proposed acquisition by Cleveland-Cliffs Inc. (“Cliffs”), including to approve the adoption of the Agreement and Plan of Merger, dated as of December 2, 2019 (the “Merger Proposal”).

You are receiving this REMINDER notice because you held shares of AK Steel as of the close of business on January 31, 2020, the record date for the Special Meeting, and we have not yet received your vote.

Our Board of Directors unanimously recommends that you vote

“FOR” the Merger Proposal, and

“FOR” each of the other proposals to be considered at the Special Meeting.

Your vote is very important, no matter how large or small your holdings may be. The proposed merger cannot be completed unless the holders of a majority of the outstanding shares of AK Steel common stock vote in favor of the Merger Proposal. Your failure to vote, or your decision to abstain from voting, will have the same effect as a vote against the Merger Proposal.

Independent proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis have also recently recommended that AK Steel stockholders vote “FOR” the Merger Proposal.

I urge you to vote “FOR” the Merger Proposal and each of the other proposals to be voted on at the Special Meeting by completing, signing and dating the enclosed proxy card and mailing it in the enclosed postage-paid envelope as soon as possible. Alternatively, you may vote by telephone or via the internet by following the instructions on the enclosed proxy card.

If you hold your shares in a brokerage or bank account (in “street name”), your broker or bank cannot vote your shares unless you complete, sign and date the enclosed voting instruction form and return the form to your bank or broker.

If you have questions or need assistance in voting your shares, please call our proxy solicitor, Georgeson LLC at 1-866-413-5899.

Thank you for voting.

Sincerely,

Roger Newport, CEO

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, on January 8, 2020, Cleveland-Cliffs Inc. (“Cliffs”) filed with the SEC a registration statement on Form S-4 (File No. 333-235855) (as amended and as it may be supplemented from time to time, the “Registration Statement”) that includes a joint proxy statement of Cliffs and AK Steel and also constitutes a prospectus of Cliffs. The Registration Statement was declared effective by the SEC on February 4, 2020. On February 4, 2020, AK Steel also filed with the SEC its definitive joint proxy statement/prospectus in connection with the proposed transaction. AK Steel and Cliffs began mailing the definitive joint proxy statement/prospectus to their respective stockholders and shareholders on or around February 5, 2020. Cliffs and AK Steel may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement or any other such document that Cliffs or AK Steel may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain copies of the Registration Statement, the definitive joint proxy statement/prospectus and the other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by AK Steel, including the definitive joint proxy statement/prospectus, are also available from AK Steel free of charge at our website, www.aksteel.com, or by contacting our Investor Relations at (513) 425-5215. Documents filed with the SEC by Cliffs are also available from Cliffs free of charge at its website, www.clevelandcliffs.com, or by contacting Cliffs’ Investor Relations at (216) 694-6544.

Participants in the Solicitation

AK Steel and Cliffs and certain of our respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning AK Steel’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for AK Steel’s 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 10, 2019. Information regarding Cliffs’ directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for Cliffs’ 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2019. Additional information regarding the interests of these participants are included in the definitive joint proxy statement/prospectus and the Registration Statement, as well as other relevant materials filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated below.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell, or the solicitation of an offer to sell or the solicitation of an offer to buy, any securities or the solicitation of any vote or approval with respect to any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.